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                                                                    Exhibit 12.1

                            THE LUBRIZOL CORPORATION

                Computation of Ratio of Earnings to Fixed Charges

               (all amounts except ratios are shown in thousands)

                                  Three
                              Months Ended
                                March 31,
                                   2004         2003       2002        2001         2000         1999
                                ---------    ---------   ---------   ---------    ---------   ---------
Pretax income                   $  56,856    $ 129,071   $ 180,388   $ 139,949    $ 170,348   $ 195,350

Add (deduct) earnings of less
  than 50% owned affiliates
  (net of distributed
  earnings) included in
  pretax income                      (118)         773       1,676        (558)       1,135      (3,195)

Add losses of less than 50%
  owned affiliates included
  in pretax income                   --            140        --         2,162        1,818          18

Add fixed charges net of
  capitalized interest              6,178       25,114      23,298      25,041       26,869      29,696

Add previously capitalized
  interest amortized during
  period                              271        1,312       1,159       1,634        1,255       1,446
                                ---------    ---------   ---------   ---------    ---------   ---------
"Earnings"                      $  63,187    $ 156,410   $ 206,521   $ 168,228    $ 201,425   $ 223,315
                                =========    =========   =========   =========    =========   =========

Gross interest expense
  including capitalized
  interest ("Fixed Charges")    $   6,245    $  25,272   $  22,239   $  24,142    $  26,282   $  28,953

Ratio of earnings to
  fixed charges                     10.12         6.19        9.29        6.97         7.66        7.71
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